EXHIBIT INDEX

Exhibit No.	
99.1	Joint Filing Agreement, dated February 14, 2022*

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* Incorporated herein by reference to the Joint Filing Agreement among the Reporting Persons, dated as of February 14, 2022, which was previously filed with the Securities and Exchange Commission as Exhibit 99.1 to Schedule 13G filed by the Reporting Persons on February 14, 2022.